Filed by Symmetricom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Datum, Inc.
Commission File No. 000-06272

Additional Information

Symmetricom and Datum, Inc. will file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction whereby Datum will merge into a subsidiary of Symmetricom and become a wholly owned subsidiary of Symmetricom. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricomat or by telephone at 408-433-0910. You may obtain documents filed with the SEC by Datum free of charge by requesting them in writing from Datum or by telephone at 949 598 7500.

Except for the historical information contained herein the attached copies of Powerpoint slides contain forward-looking information within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended, and are subject to the Safe Harbor created by those sections. These forward-looking statements include, but are not limited to the following: statements as to the expected benefit of the combination of the Symmetricom and Datum, Symmetricom’s expectation that it will close the Datum acquisition, and as a result of that anticipated acquisition it will expand its customer base, acquire new distribution channels, broaden its core competencies and core technologies, better serve customers’ needs for network maintenance, achieve certain vertical integration, and acquire new addressable breakout opportunities and a deeper management team. Forward looking statements also include statements as to the future performance of new products, projections as to future revenue growth, the anticipated benefits of deployment of network access with GoWide, projected industry and Symmetricom milestones for G.shdsl, G.shdsl projected market size, the growth potential for business DSL, and statements that Symmetricom expects to capitalize on their G.dshl product offering to create a leadership position in the broadband market. Symmetricom’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include, but are not limited to the satisfaction of certain conditions to closing of the proposed acquisition, the ability to close the acquisition, and the ability to integrate Datum and its technology following the acquisition, reduced rates of demand for wireless and wireline telecommunications services and high bandwidth applications, increased competition, timing, cancellation or delay of customer orders, failure of new products to pass interoperability testing and field trials, difficulties in manufacturing products and specifications, customer acceptance of new products, customer delays in qualification of key new products, and the risk factors listed from time-to-time in Symmetricom’s reports filed with the Securities & Exchange Commission, including but not limited to the report on Form 10-K for the year ended June 30th, 2001, and the report on Form 10-Q for the quarter ended March 31, 2002. These forward-looking statements speak only as of the date hereof Symmetricom disclaims any intention or obligation to update or revise any forward-looking statements.

THE FOLLOWING ARE SLIDES PREPARED
WITH RESPECT TO SYMMETRICOM, INC.
AND/OR DATUM, INC. WITH RESPECT TO THE PROPOSED MERGER
OF DATUM, INC. INTO A SUBSIDIARY OF SYMMETRICOM



"Leading provider of
network synchronization and broadband-over-copper
solutions for the global communications market"

Tom Steipp CEO

Symmetricom

Agenda

- Symmetricom overview
- Sync and timing business
- G.shdsl broadband-to-business
  - T-chasm
  - Symmetricom products
  - Market trends
- Symmetricom vision
- Financials

Safe Harbor

This presentation contains forward-looking statements. These forward-looking statements include statements on revenue and earnings projections, market size, expenses, objectives, expectations and new product milestones. In some cases, you can identify forward-looking statements because they use terms such as anticipates, believes, continue, could, target, estimates, expects, intends, may, plans, potential, predicts, should or will or the negative of those terms or other comparable words. Symmetricom's actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include: timing, cancellation or delay of customer orders; delay in new product development,introduction and product startup; increased competition; customer acceptance of new products; customer delays in qualification of new products; reduced rates of growth of telecommunication services and high bandwidth applications and the risk factors listed from time to time in Symmetricom's reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2001.

Additional Information

Symmetricom and Datum, Inc. will file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction whereby Datum will merge into a subsidiary of Symmetricom and become a wholly owned subsidiary of Symmetricom. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408-433-0910. You may obtain documents filed with the SEC by Datum free of charge by requesting them in writing from Datum or by telephone at 949 598 7500.


20:18:3

Symmetricom

Company Background

- Headquarters in San Jose, CA
- Over 450 employees
  - Manufacturing in Puerto Rico
  - Sales and support in 92 countries
- Three divisions
  - Sync & timing — A worldwide Leader
  - Broadband access — Early lead in G.shdsl
  - Global services — Customer security and retention
- Strong financials
- NASDAQ – SYMM

Global Presence


San Jose, CA
Corporate
Headquarters
Winnersh, England
EMEA Headquarters
Latin America
Sales Office
Manufacturing
San Juan,
Puerto Rico
Hong Kong
Asia Pacific
Headquarters

Revenue History

- World-Class Network Synchronization and Timing Solutions
- Broadband Access over Copper



Revenue
First
Sync Product
Shipment
New Mgmt
Team
HP
Acquisition
1987
1989
1991
1993
1995
1997
1999
2001

Symmetricom

Strategic Direction

- #1 in Sync and Timing
- Broadband is new opportunity
- Enterprise solutions via G.shdsl
- Fueling growth through Acquisitions



Market Opportunity
Broadband-to-Business
Global Services
Sync and Timing
Time



Symmetricom

Sync and Timing Solutions



Heartbeat of the Net

TimeSource®

PRS/PRC "Absolute" Time Reference from GPS



TimeHub™

BITS/SSU Network Clocks and Timing Distribution Systems

TimePictra™

Web-based Network Management

Strategic Thrust

Leveraging our core strength…

…into adjacent high-growth markets!



Wireline (Copper)
Optical
Cable
Wireless
Broadband Access
Network Sync & Timing
Voice
Data
Video

"…shdsl will replace SDSL as the symmetrical – business access – DSL technology of choice"
(Source: RHK, Access Network Systems, DSL North America, 8/01)



Business Access


Fixed Wireless
Optical
Cable
Twisted Pair Copper
Tiny Business
(1-19 people)
(Size ~6M)
Small Business
(20-99 people)
(Size ~1M)
Medium Business
(100-499 people)
(Size ~200K)
Large Business
(500+ people)
(Size ~20K)
Office

- Telephone company's largest asset is its installed base of copper
- Small to Medium Businesses:
  - Less than 5% have direct fiber access
  - 100% have access to copper
- Increased bandwidth over copper can solve the "last mile" problem

Business Access Today


T3 (fiber) 45 Mbps
Central Office
The T-Chasm
T1/E1 (two copper pairs) 1.5/2.0 Mbps
30 years old
POTS (one copper pair) 56 kbps


20:18:3

Symmetricom

GoWide Fills the Chasm

G.shdsl Bridge/Gateway/Routers



GoWide
2.3 Mbps Data Modem
2 wire G.shdsl standard

Industry First



GoWide
4.6 Mbps Data Modem
4 wire G.shdsl standard

Industry First



GoWide
9.2 Mbps Data Modem
IMA over G.shdsl, Alcatel supported

Industry First



GoWide
15 Mbps
Multilink Access Concentrator
Available 3Q 02

- TCP/IP interface combining Bridge, Router & Gateway
- End User management via HTTP Browser
- Provider management via DSLAM and/or NMS

Symmetricom

G.shdsl Rate and Reach


GoWide
Go Wide 2.3
Go Wide 4.6
Go Wide 9.2
9.2 Mbps
4.6 Mbps
2.3 Mbps
Single pair
G.shdsl
1.5 Mbps
Two pair
T1
10K feet
18K feet
20K feet
from the CO

T1/E1 vs. G.shdsl


Central Office
Customer Location
HDSL
Modem Shelf
Two pair
1.5 Mbps
2km to repeater
T1/E1
(HDSL)
CSU
T1/E1 IAD
OR
Usually
Under
Capacity
One pair
2.3 Mbps
3km to repeater
ADSL/G.shdsl
DSLAM
GoWIDE

Higher performance, fewer network elements

Typical BusinessNetwork Access



Symmetricom
Fire wall
VPN Server
Access Router
T1
T1
Internet Service Provider (ISP)
64 kbps
Inter Exchange Carrier (IXC)
T1
T1
T1
T1
T1
T1
Local Exchange Carrier (LEC)

3 different service providers

- ISP - Two T1s
- IXC - One T1 plus 2 64 kbps circuits
- LEC - Four T1s

Aggregate bandwidth	12.128 Mbps
Maximum burst rate	1.5 Mbps
Access charges	$12.5K / mo

CLEC – Lowers Costs


to Colo
Fire wall
VPN Server
Access Router
G.shdsl
G.shdsl
G.shdsl
Competitive Local Exchange Carrier (CLEC)
T1
T1
T1
T1
T1
PBX
Local Exchange Carrier (LEC)

- Lower monthly line charges from ILEC
- Ability to Aggregate voice and data services

ILEC – New Revenue Opportunities



Fire wall
VPN Server
Access Router
G.shdsl
G.shdsl
G.shdsl
T1
PBX
GoWide
Local Exchange Carrier (LEC)

- New voice and data services
- Upgrade multiple T1s with Bonded G.shdsl

Network Access with GoWide



Symmetricom

- ILECs
  - New Revenue Opportunities
- CLECs
  - Lower Cost Basis
- Users
  - Greater bandwidth
  - Lower cost
  - More flexibility



10 Mbps
Internet
Access Router
Firewall
Access Router
T1
Data
VPN Server
T1s
Voice
PBX
GoWIDE™
15 Mbps Access Bandwidth
Integrated Communications Provider (ICP)

G.shdsl Timeline


Industry Milestones
G.shdsl Ratified
First Deployments (Europe)
Carrier Field Trials
Wide Scale Deployment
2001
2002
2003
2004
May 2000
Symmetricom Broadband Division
4Q 2001
GoWide 2.3
GoWide 4.6
GoWide 9.2
2Q 2002
GoWide 15i
Symmetricom Milestones

G.shdsl Market Size


$13
$101
$213
$393
$533
CPE
Shipments
$M
2001
2002
2003
2004
2005

Source: Infonetics 5/01

Business Access Market

G.shdsl becomes dominant format by 2004


New High-Speed Copper Installations in N.America (M)
3
2
1
0
2002
2003
2004
2005
G.shdsl
T1

Sources: Infonetics, Symmetricom and service providers


20:18:3

Symmetricom G.shdsl

- Full product range
  - 2.3 Mbps to 9.2 Mbps
  - First with 4.6 Mbps and 9.2 Mbps
  - Modems and ‘GoLong’ G.shdsl repeater
- Strong roadmap
  - 15 Mbps, ‘backhaul’ products, etc
- Worldwide sales and services network



Strategic Summary

- Manage core business for profit and future growth
- Aggressively pursue Broadband-to-Business opportunity
- Focus on complementary (accretive) acquisitions
  - TelMax (Technology)
  - True Time

Financials

Symmetricom Revenue Growth


$160
$140
$120
$100
$80
$60
$40
$20
$-
$ millions
1987
1989
1991
1993
1995
1997
1999
2001
HP Acquisition

Financial Results-P&L*

	2nd Qtr '02	1st Qtr '02	Fiscal '01	Fiscal '00	Fiscal '99
Revenues	19,333	18,509	152,668	107,557	76,915
Net Income	(830)	(1,798)	18,300	5,043	2,784
EPS	(0.04)	(0.08)	0.72	0.21	0.12

*Excludes one time gains and charges



Symmetricom

Financial Results
Balance Sheet

	2nd Qtr '02	1st Qtr '02	Fiscal '01	Fiscal '00	Fiscal '99
Cash & Investments	56,554	55,127	60,672	55,299	59,197
Accounts Receivable	9,908	13,809	23,425	19,588	10,915
Inventory	24,996	25,451	25,242	22,357	10,805
DSO	47	68	56	66	52
Current Ratio	4.3	4.1	4.2	3.1	4.7


20:18:3

Symmetricom

SYMM Stock Metrics - 12/31/01

▶ Outstanding shares	22,450,000
▶ 12 month share repurchases	1,400,000
▶ Institutional ownership	48%
▶ Avg daily trading volume (12 mo)	222,658
▶ Avg daily block volume (12 mo)	53,535
▶ 12 month stock price range	$4.00 to $19.875
▶ Market Cap	~$171MM



Conclusions

- Symmetricom is <u>a world leader in the Sync and Timing Business</u>
- Business DSL - A significant market opportunity
  - Critical market need for a copper access solution that bridges the T-Chasm
  - New opportunities for ILECs, CLECs
  - Poised for explosive growth
- Symmetricom is capturing a first-mover advantage in the nascent business DSL market


20:18:3

Symmetricom

The Building of a Great Company

1+1+1=4

Datum
TrueTime
Symmetricom

May 2002


Symmetricom

Vision 2000+

Our driving ambition is to be a world-class company….

Providing network infrastructure solutions for global information markets


AT&T
Sprint.
BT
MCI WORLDCOM
SAMSUNG
GTE
Telefonica
Tellium
Lucent Technologies
MOTOROLA
TELECOM ITALIA
NORTEL
TELMEX
BELLSOUTH
SBC
vodacom



Symmetricom

What makes a great company?


By instilling……
you create…
which results in…
Leadership Style
Vision
Strategy
Innovation
Tactical Excellence
A GREAT COMPANY
Performance
Impact
Reputation
Longevity


20:18:3

Pursuing a Vision..............

..............Guided by Values



Symmetricom

Our Values

We believe in these values because that is who we are. This takes courage and honesty on our part; and from others we ask that if we don't seem to be living up to our values, call us on it.

We will conduct our business with uncompromising **integrity.** We are open and honest. We say what we mean and mean what we say in all dealings.

We are **customer connected**. We strive to understand their needs, validate what we learn and search for ways to provide timely solutions which our customers will see as superior in quality and value. We look for ways to delight our customers.

We believe in the **strength of the team**. That only through shared ideas and competencies, with trust, mutual respect and effective cooperation within and among all can we achieve our goals.

Communication is a core value. Ours will be **timely, accurate and concise.**


20:18:3

Symmetricom

Our Values

We believe in these values because that is who we are. This takes courage and honesty on our part; and from others we ask that if we don't seem to be living up to our values, call us on it.

Our environment stimulates and supports **innovation**, self-challenge and flexibility to achieve relevant results that are clearly better than anyone else's. We promote risk taking and questioning of the status quo.

We are committed to **excellence in all we do.** If it is worth doing, do it well. We seek continuous improvement and we promote life long learning.

We are **accountable for results.** We do what we say we are going to do and accept responsibility to manage change. Ownership has empowerment. Clear objectives and measurements are set for reasonable goals.

Our business is always conducted with **respect for the value of each individual**. We always strive to be fair and compassionate as well as professional and courteous.

Present Situation

- Datum
  - A leading supplier of advanced timing devices, synchronization systems and secure time stamping
- True Time
  - A leading supplier of network and instrumentation timing solutions
- Symmetricom
  - A leading provider of sync / timing solutions and Broadband-to-Business for the global communications market



Symmetricom

Current Situation

Dartmouth

- Cs Clocks
- Wireless
- Rb oscillators
- Wireline Sync
- Time Stamping Breakout Strategy

Stanford

- Wireline Sync
- Wireless
- Strong Balance sheet
- $55M in Cash
- Broadband Breakout Strategy

Multiple Strong Competitors in Quartz, Timing Chipsets, and GPS


20:18:3

Combined

Core Technology

- Hydrogen Masers
- Cesium
- Rubidium
- Algorithms
  - –time scales
  - –clock control
  - –Measurement
  - –GPS
- Secure Time
- Broadband-to-Business

Competencies

- Telecom systems
- Network Management
- Services
- Markets
  - –Telco
  - –NEMs
  - –Government
  - –Trusted time

Transaction Goals:

- To Build a Great Company
  - Build Shareholder Value Faster
  - Leadership in each line of Business
  - Revenue Growth >> industry average
  - Profitable Core
  - Diversified Breakout Opportunities


20:18:3

One plus one plus one = FOUR

- Vertical integration
- Critical mass
- Margin for calculated risk-taking
- Diversified breakout opportunities

A Win-Win Transaction


20:18:3

Symmetricom

Where do we go from here?

- Integrity ⇨ Trust (Build the Team)
- Execute on the 80/20 rule
- Strengthen the Core
- Nurture the Breakouts
- **Communicate, Communicate, Communicate**

Questions to be answered:

- What do we do better than anyone else in the World?
- What are we passionate about?
- What drives our economic engine?


20:18:3

Symmetricom

The Building of a Great Company
1+1+1=4

Welcome to the TEAM

May 2002





20:18:3



DS1
CC
PORTS 21-40





"Leading provider of network synchronization and broadband-over-copper solutions for the global communications market"

Tom Steipp CEO

Symmetricom